State of Delaware
Secretary of State
Division of Corporations
Delivered 07:57 PM 12/21/2005
FILED 07:54 PM 12/21/2005
SRV 051050789 - 4082533 FILE

CERTIFICATE OF FORMATION

OF

SILVER SHIP HOLDINGS, LLC

This Certificate of Formation is being executed as of the 21st day of December, 2005, for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company (the "Company") is Silver Ship Holdings, LLC.

SECOND: The registered office of the Company is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Formation as of the day first above written.

By: [signature]
Name: Brian Finkelstein
Title: Authorized Person